May 3, 2018

VIA EDGAR

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re: W&T Offshore, Inc.

Registration Statement on Form S-3

File No. 333-224410

Dear Mr. Reynolds:

On behalf of W&T Offshore, Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 10:00 a.m., Washington, D.C. time, on May 7, 2018, or as soon thereafter as practicable.

Should the Commission have any questions or comments, please call James M. Prince of Vinson & Elkins L.L.P. at (713) 758-3710.

Very truly yours,

W&T OFFSHORE, INC.

By:	/s/ John D. Gibbons
Name:	John D. Gibbons
Title:	Senior Vice President and Chief Financial Officer

Signature Page to Acceleration Request